Filed by Zoetis Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

hrSource: All U.S. and Puerto Rico Colleague Message

June 19, 2013

Exchange Offer Deadlines Extended

In a press release issued earlier today, Pfizer Inc. announced the final exchange ratio in connection with its previously announced offer to its stockholders to exchange some or all of their shares of Pfizer common stock for shares of Zoetis Inc. common stock held by Pfizer.

For each share of Pfizer common stock that is validly tendered pursuant to the exchange offer and accepted by Pfizer, Pfizer will deliver 0.9898 shares of Zoetis common stock to or at the direction of such tendering holder.

Because the upper limit is in effect, the exchange offer has been extended to 12:00 midnight, New York City time, on Friday, June 21, 2013, as provided by the terms of the exchange offer.

If you are an eligible Pfizer savings plan participant and have not previously submitted an Exchange Offer Instruction Form to elect to participate in the exchange offer, the deadline for submitting or changing elections has passed and due to administrative limitations no new Exchange Offer Instructions Forms will be accepted. However, the deadline for withdrawing a previously submitted election has been extended to 7 p.m., New York City time on June 21, 2013.

Accordingly, please note the following important deadlines:

Key Deadlines for U.S. and Puerto Rico Savings Plan Participants	Key Deadlines for Common Shareholders
Deadline for Submission or Change of Election	Deadline for Submission or Change of Election

The deadline for submission of an Exchange Offer Instruction Form was June 13, 2013 at 5:00 p.m., New York City time. This deadline has not been extended and due to administrative limitations no new Exchange Offer Instruction Forms will be accepted.

June 21, 2013, timing varies by institution that holds the Pfizer common stock.
Deadline for Election Withdrawals	Deadline for Election Withdrawals
Previously submitted elections can be withdrawn (but not changed) until June 21, 2013 at 7:00 p.m., New York City time.	June 21, 2013, timing varies by institution that holds the Pfizer common stock.

If you are an eligible Pfizer savings plan participant and have submitted an Exchange Offer Instruction Form, your instructions are irrevocable unless validly withdrawn. If you would like to withdraw a prior exchange offer instruction, you need to submit the Exchange Offer Withdrawal Form no later than 7:00 p.m., New York City time, on June 21, 2013. The Exchange Offer Withdrawal Form is available here. If you submit an Exchange Offer Withdrawal Form, your withdrawal will be irrevocable, and you will not be able to later make an election to participate in the exchange offer.

Please note that due to the timing of the exchange offer and potential market factors, Pfizer cannot anticipate the volume of requests to withdraw exchange offer elections. As such, the savings plan trustees will make their best efforts to process and comply with any and all withdrawal requests that are validly submitted. It is possible that an Exchange Offer Withdrawal Form may not be able to be processed and honored, in which case the original instruction will remain in effect.

Colleagues who hold Pfizer common stock outside of Pfizer savings plans may tender or withdraw their shares of Pfizer common stock by following instructions provided by the broker or other institution through which the shares are held (e.g., Fidelity, Merrill Lynch, etc.).

If you are an eligible Pfizer savings plan participant who elected to participate in the exchange offer and would like to speak with a representative about the exchange offer and how it will work with one or more of the Pfizer savings plans, you can call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and follow the prompts for the Pfizer savings plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

For colleagues who hold Pfizer common stock outside of the eligible Pfizer savings plans, if you have questions about the exchange offer, contact Georgeson Inc. (the information agent for the exchange offer) directly at 1-866-628-6024 (toll-free in the United States) or +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time.

A colleague FAQ can be found here and at www.zoetisexchange.com.

Exchange Offer: Additional Information and Where to Find It

Zoetis has filed a registration statement on Form S-4 (File No. 333-188750) that includes a prospectus, dated May 22, 2013, as amended (the “Prospectus”), with the Securities and Exchange Commission (SEC). The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer has delivered the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN ITS ENTIRETY THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY PFIZER AND ZOETIS WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis, or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. This communication is for informational purposes only and is not an offer to sell, a solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

The Prospectus, documents related to the exchange offer and other documents filed with the SEC by Pfizer and Zoetis may be obtained at the SEC’s website at www.sec.gov or at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Copies of the Prospectus, and other documents filed with the SEC, can be obtained by mail from the SEC at the above address, at prescribed rates. A free copy of the Prospectus may be obtained by clicking on the appropriate link at www.zoetisexchange.com, a website maintained by Pfizer. Copies of the registration statement filed by Zoetis may also be obtained at www.zoetis.com.

PfizerWorld All Colleague Message

Exchange Offer Deadlines Extended

19 Jun 2013

In a press release issued earlier today, Pfizer Inc. announced the final exchange ratio in connection with its previously announced offer to its stockholders to exchange some or all of their shares of Pfizer common stock for shares of Zoetis Inc. common stock held by Pfizer.

For each share of Pfizer common stock that is validly tendered pursuant to the exchange offer and accepted by Pfizer, Pfizer will deliver 0.9898 shares of Zoetis common stock to or at the direction of such tendering holder.

Because the upper limit is in effect, the exchange offer has been extended to 12:00 midnight, Eastern time, on Friday, June 21, 2013, as provided by the terms of the exchange offer.

Colleagues who hold Pfizer common stock outside of Pfizer savings plans may tender or withdraw their shares of Pfizer common stock by following instructions provided by the broker or other institution through which the shares are held (e.g., Fidelity, Merrill Lynch, etc.).

Key Deadlines for Common Shareholders
Deadline for Submission or Change of Election
June 21, 2013, timing varies by institution that holds the Pfizer common stock.
Deadline for Election Withdrawals
June 21, 2013, timing varies by institution that holds the Pfizer common stock.

For Pfizer and Zoetis colleagues in the U.S. and Puerto Rico holding Pfizer common stock through tax-qualified eligible Pfizer savings plans, the deadline for submitting or changing elections has passed and due to administrative limitations no new Exchange Offer Instructions Forms will be accepted. However, the deadline for withdrawing a previously submitted election has been extended to 7 p.m., Eastern time on June 21, 2013.

Colleagues who hold Pfizer common stock outside of the eligible Pfizer savings plans can contact Georgeson, Inc. (the information agent for the exchange offer) directly at 1-866-628-6024 (toll-free in the United States) or +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., Eastern time.

Exchange Offer: Additional Information and Where to Find It

Zoetis has filed a registration statement on Form S-4 (File No. 333-188750) that includes a prospectus, dated May 22, 2013, as amended (the “Prospectus”), with the Securities and Exchange Commission (SEC). The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer has delivered the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN ITS ENTIRETY THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY PFIZER AND ZOETIS WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis, or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. This communication is for informational purposes only and is not an offer to sell, a solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

The Prospectus, documents related to the exchange offer and other documents filed with the SEC by Pfizer and Zoetis may be obtained at the SEC’s website at www.sec.gov or at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Copies of the Prospectus, and other documents filed with the SEC, can be obtained by mail from the SEC at the above address, at prescribed rates. A free copy of the Prospectus may be obtained by clicking on the appropriate link at www.zoetisexchange.com, a website maintained by Pfizer. Copies of the registration statement filed by Zoetis may also be obtained at www.zoetis.com.